Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

LINN Energy
NASDAQ:LINE NASDAQ:LNCO
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email us at ir@linnenergy.com
visit us at www.linnco.com
a different kind of oil & natural gas company
LINN Energy
NASDAQ:LINE NASDAQ:LNCO
LINNCO
More information about LINN Energy is available at www.linnenergy.com.
More information about LinnCo is available at www.linnco.com.

LINNCO

LINNCO, LLC
JPMORGAN CHASE TOWER
600 TRAVIS, SUITE 5100
HOUSTON, TX 77002

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

VOTE IN PERSON
Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M64234-P44822 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

LINNCO, LLC

The Board of Directors recommends you vote FOR proposals 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10.

Linn Energy, LLC Pass-Through Proposal

		For All	Withhold All	For All Except
4.	Approval of the election of each of the six nominees for the LINN board of directors.	☐	☐	☐

Nominees:

01)	George A. Alcorn	04)	Michael C. Linn
02)	David D. Dunlap	05)	Joseph P. McCoy
03)	Mark E. Ellis	06)	Jeffrey C. Swoveland

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Merger-Related Proposals

		For	Against	Abstain
1.	Approval of the issuance of LinnCo, LLC ("LinnCo") common shares to the stockholders of Berry Petroleum Company ("Berry"), pursuant to the Agreement and Plan of Merger, dated as of February 20, 2013, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of November 3, 2013, and Amendment No. 2 to Agreement and Plan of Merger, dated as of November 13, 2013, by and among Berry, Bacchus HoldCo, Inc., a direct wholly owned subsidiary of Berry ("HoldCo"), Bacchus Merger Sub, Inc., a direct wholly owned subsidiary of HoldCo, LinnCo, Linn Acquisition Company, LLC, a direct wholly owned subsidiary of LinnCo, and Linn Energy, LLC ("LINN"), as such agreement may be amended from time to time (the "merger agreement"), pursuant to which Berry stockholders will receive 1.68 LinnCo common shares for each share of Berry common stock that they own immediately prior to the merger.	☐	☐	☐
2.	Approval of certain amendments to the limited liability company agreement of LinnCo that will be in effect **only for purposes of the transactions described in the joint proxy statement/prospectus**, including (1) to permit LinnCo to acquire more than one LINN unit for each LinnCo common share that it issues in connection with the transactions described in the joint proxy statement/prospectus, (2) to provide that the contribution by LinnCo to LINN of assets that LinnCo receives in such transactions shall not constitute a sale, exchange or other disposition of all or substantially all of LinnCo's assets for purposes of the LinnCo shareholder approval requirement under the limited liability company agreement of LinnCo, and (3) to expand the purpose and nature of the business permitted to be conducted by LinnCo.	☐	☐	☐
3.	Approval of certain amendments to the limited liability company agreement of LinnCo as described above that will continue to **be in effect after the closing of the transactions described in the joint proxy statement/prospectus** (including for purposes of any similar transactions in the future).	☐	☐	☐

Linn Energy, LLC Pass-Through Proposals

		For	Against	Abstain
5.	Approval of the ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013.	☐	☐	☐
6.	Approval of the issuance of LINN units to LinnCo in exchange for the contribution of Berry to LINN pursuant to the transactions contemplated by the merger agreement and the contribution agreement dated February 20, 2013, by and between LinnCo and LINN, as amended by Amendment No. 1 to Contribution Agreement, dated as of November 3, 2013.	☐	☐	☐
7.	Approval of an amendment and restatement of the Linn Energy, LLC Amended and Restated Long-Term Incentive Plan (the "LTIP"), which increases the total number of LINN units authorized to be issued under the LTIP from 12,200,000 units to 21,000,000 units.	☐	☐	☐
8.	Approval of any adjournment of the LINN annual meeting, if necessary or appropriate, to solicit additional proxies in favor of all of the proposals voted on by the LINN unitholders at the LINN annual meeting.	☐	☐	☐

General

		For	Against	Abstain
9.	Approval of the ratification of the selection of KPMG LLP as independent public accountant for LinnCo for 2013.	☐	☐	☐
10.	Approval of any adjournment of the LinnCo annual meeting, if necessary or appropriate, to solicit additional proxies in favor of all of the foregoing proposals.	☐	☐	☐

NOTE: I hereby revoke any proxy or proxies previously given to represent or vote LinnCo common shares that I am entitled to vote, and I ratify and confirm all actions that the proxies, their substitutes, or any of them, may lawfully take in accordance with the terms of the proxy card.

For address change/comments, mark here. ☐
(see reverse for instructions)

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Joint Proxy Statement/Prospectus are also available at www.proxyvote.com.
M64235-P44822
LINNCO, LLC
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS DECEMBER 16, 2013 10:00 AM
THIS PROXY IS SOLICITED ON BEHALF OF THE LINNCO, LLC BOARD OF DIRECTORS
The undersigned appoints Mark E. Ellis and Candice J. Wells, and each of them, as proxies with power of substitution in each, to represent the undersigned and to vote all the common shares of LinnCo, LLC (“LinnCo”) that the undersigned may be entitled to vote at the Annual Meeting to be held in Houston, Texas on December 16, 2013 in the manner shown on this form as to the matters listed on the reverse side and as more particularly described in the Joint Proxy Statement/Prospectus of LinnCo and Linn Energy, LLC dated November 14, 2013.
IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE ON SUCH OTHER MATTERS AS MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, INCLUDING, AMONG OTHER THINGS, CONSIDERATION OF A MOTION TO ADJOURN THE MEETING FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES. PLEASE MARK THIS PROXY AS INDICATED ON THE REVERSE SIDE TO VOTE ON ANY ITEM. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED ON THE REVERSE SIDE, OR IF NO SUCH DIRECTION IS INDICATED ON THE REVERSE SIDE, IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS ON EACH PROPOSAL.
Address change/comments:
(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)
Continued and to be signed on reverse side

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LINN and LinnCo have filed with the SEC a registration statement on Form S-4 (Registration No. 333-187484) that includes a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LINN and LinnCo. Each of Berry, LINN and LinnCo also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Berry, LINN and LinnCo with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com.

Participants in the Solicitation

LinnCo, LINN and Berry and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LinnCo and LINN’s directors and executive officers is available in the Registration Statement on Form S-4 relating to the merger. Information about Berry’s directors and executive officers is available in Berry’s Form 10-K/A for the year ended December 31, 2012, dated April 30, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements, which are all statements other than statements of historical facts. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated. Important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements including in this document are made only as of the date hereof. None of LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.